United States securities and exchange commission logo





                             May 20, 2022

       Mark Gordon
       Wachtell, Lipton, Rosen & Katz
       51 West 52nd Street
       New York, NY
       10019

                                                        Re: Cornerstone
Building Brands, Inc.
                                                            Amended Schedule
13E-3 filed by Cornerstone Building Brands, Inc. et al.
                                                            Filed May 10, 2022
                                                            File No. 005-43166
                                                            color:white;"_
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed May 10, 2022
                                                            File No. 001-14315

       Dear Mr. Gordon:

                                                        We have reviewed your
filing and have the following comment.

       Amended Schedule 13E-3

       General

   1. We have reviewed the arguments submitted in response to prior comment 2 in support of
                                                        CD&R   s belief it has
complied with its obligations under Regulation 13D-G with respect to its holdings in, and
plans with respect to, Cornerstone Building Brands and its
                                                        securities. Based on
the facts and public disclosures, we do not agree with your analysis but will not issue
further comments. Be advised that amendments to Schedule 13D are regulated under Section
13(d)(2) and corresponding Rule 13d-2(a). Consequently, generic disclosure reserving
the right to engage in any of the kinds of transactions identified in
                                                        Item 4(a)-(j) of
Schedule 13D must be amended to the extent the facts previously reported have materially
changed. See Exchange Act Sections 13(d) and 13(g) and Regulation
                                                        13D-G Beneficial
Ownership Reporting Compliance and Disclosure Interpretations at
                                                        Question 110.06. We
note again that:

                                                              in    the summer
of 2019    CD&R communicated to    George L. Ball, an independent
                                                            director who had
served as chairman of the special committee of independent
                                                            directors formed in
2018 to evaluate the Ply Gem Transaction, CD&R   s potential
                                                            interest in
exploring a transaction in which CD&R would acquire all of the
 Mark Gordon
51 West 52nd Street
May 20, 2022
Page 2
              outstanding shares of Company common stock not then-owned by the CD&R
              Stockholders    (emphasis added);
                on September 16, 2021 CD&R again expressed its interest in exploring a similar transaction;
                between September and November 2021, the company   s board of
directors and
              management took various actions in response to CD&R   s
communications, including
              establishing a special committee, and allowing Cornerstone management to provide a
              briefing to CD&R relating to the company   s financial update and
operating, financial
              and strategic plans and sharing two sets of projections;
                on November 12 and 22, 2021, CD&R provided and increased, respectively, a quantified indicative value to Cornerstone;
                on November 12, 2021, CD&R asked for (and, on November 15, 2021 received)
              permission from Cornerstone to contact financial sources for the transaction; and, until February 14, 2022, CD&R and Cornerstone took several more actions that, together with the events referenced above, indicated that CD&R had materially changed its position with respect to its investment in Cornerstone.

         We believe that the events described above show that CD&R   s
then-existing boilerplate
         disclosure in Item 4 of its Schedule 13D, relating to its intentions with respect to the shares it owned in Cornerstone, had undergone a material change and that an amendment to the CD&R Schedule 13D was required.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameMark Gordon                                 Sincerely,
Comapany Name51 West 52nd Street
                                                              Division of
Corporation Finance
May 20, 2022 Page 2                                           Office of Mergers
& Acquisitions
FirstName LastName